SECOND QUARTER REPORT | 2006

NORTHGATE MINERALS CORPORATION

Creating value through operational excellence

Managements' |
Discussion & Analysis

(All dollar amounts are stated in US Dollars unless otherwise indicated)

RESULTS OF OPERATIONS

Northgate recorded net earnings of $56,162,000 or $0.25 per diluted common share in the second quarter of 2006 compared with a loss of $3,342,000 or $0.02 per share during the corresponding quarter of 2005. Earnings for the second quarter of 2006 included a $17,000,000 non–cash future income tax recovery related to the release of some of the valuation allowance for the Corporation’s future income tax assets. Cash flow from operations (before changes in working capital and other items) was $65,352,000 or $0.29 per diluted common share in the second quarter of 2006 compared with cash flow of $5,893,000 or $0.03 per diluted common share during the same quarter last year. Per share data is based on the weighted average diluted number of shares outstanding of 226,972,597 in the second quarter of 2006 and 200,576,967 in the corresponding period of 2005.

Kemess Mine Performance

The Kemess mine posted gold and copper production of 76,127 ounces and 18.1 million pounds respectively in the second quarter of 2006. Gold production was slightly higher than the production forecast released in January due to a small change in the ore release schedule. For the full year, Kemess South is expected to produce approximately 315,000 ounces of gold and over 82 million pounds of copper.

During the second quarter of 2006, approximately 10.6 million tonnes of ore and waste were removed from the open pit compared to 12.9 million tonnes during the corresponding quarter of 2005. During the second quarter of 2006 a significant quantity of supergene–leachcap ore was mined from stockpile and this activity, in addition to slightly lower shovel availability due to higher than normal maintenance work, reduced mining volumes from the Kemess South pit. Unit mining costs during the most recent quarter were Cdn$1.45 per tonne compared with Cdn$1.29 per tonne in the second quarter of 2005. The unit mining cost in the most recent quarter was substantially higher than it was in the corresponding quarter of 2005 due primarily to the escalation in unit costs that occurs naturally as the pit deepens and fewer tonnes are moved using the same complement of mobile equipment. Higher diesel fuel prices also contributed to the increase. In the second quarter of 2006, 600,000 tonnes of waste rock was moved back into the east end of the open pit as part of ongoing reclamation plan for the mine.

Mill availability during the second quarter of 2006 was 94% and throughput averaged 51,807 tonnes per day, compared with 92% availability and throughput of 48,919 tonnes per day in the second quarter of 2005. Mill availability in the most recent quarter was the highest it has been in the history of the mine due to very low unscheduled downtime and an unusually small amount of scheduled maintenance. Mill throughput was higher in the most recent quarter due to the scheduled processing of a large quantity of inherently softer supergene–leachcap ore that can be milled at a higher rate.

Gold and copper recoveries averaged 64% and 76% respectively in the second quarter of 2006, compared with 68% and 84% respectively in the second quarter of 2005. Metal recoveries recorded in the second quarter of 2006 were significantly lower than they were in the same quarter one year ago because of the substantial quantity of supergene–leach cap ore processed during the most recent quarter. Supergene–leachcap ore has metallurgical characteristics that generate lower metal recoveries. Less than 10% of the current Kemess South ore body is comprised of this type of ore.

Metal concentrate inventory decreased by 3,500 wet metric tonnes (wmt) in the second quarter to approximately 6,000 wmt at June 30. Further inventory reductions are expected in the third quarter of the year.

The total unit cost of production during the second quarter of 2006 was Cdn$8.24 per tonne milled which was somewhat lower than the Cdn$8.76 per tonne milled in the corresponding period of 2005. The reduction in unit cost was the result of the higher mill throughput during the most recent quarter. Total site operating costs in the second quarter of 2006 were Cdn$38.8 million compared with Cdn$39.0 million in the second quarter of 2005. The net cash cost per ounce of gold produced at Kemess became negative in the second quarter of 2006 for the first time in the history of the mine. Strong copper and silver prices dramatically increased the by-product credit which more than offset the negative effect of the stronger Canadian dollar and higher treatment and refining charges for concentrate allowing the mine to produce gold for negative $44 per ounce compared to a net cash cost of $307 per ounce in the second quarter of 2005.

The following table provides a summary of operations for the second quarter and first half of 2006 and the comparable periods of 2005.
2006 Kemess Mine Production
(100% of production basis)	2Q06	2Q05	1H06	1H05
Ore plus waste mined (tonnes)	10,634,658	12,860,856	20,671,597	26,137,492
Ore mined (tonnes)	3,228,600	4,573,872	8,502,272	9,102,648
Stripping Ratio (waste/ore)	2.30	1.81	1.44	1.87
Tonnes Milled (ore)	4,714,427	4,451,606	9,083,449	8,481,779
Average mill operating rate (tpd)	51,807	48,919	50,185	46,861
Gold grade (gmt)	0.784	0.610	0.768	0.615
Copper grade (%)	0.227	0.211	0.248	0.207
Gold recovery (%)	64	68	69	66
Copper recovery (%)	77	84	81	83
Gold production (ounces)	76,127	59,352	153,761	109,892
Copper productions (000s pounds)	18,071	17,427	40,353	32,104
Cash cost ($/ounce)	(44)	307	(8)	334

Kemess recorded no lost time injuries during the second quarter of 2006 and broader measures of safety performance continued to improve. The Kemess Mine Rescue team did exceptionally well at the British Columbia mine rescue competition held in May, placing first in its zone and winning several individual and team awards at the provincial level.

Financial Performance

Northgate’s revenue in the second quarter of 2006 was $114,695,000 compared with $54,461,000 in the corresponding period in 2005. Consistent with the presentation adopted in the fourth quarter of 2005, the 2005 comparative figures reflect the reclassification into cost of sales of a variety of costs that were previously netted against revenues. These costs included royalties, concentrate treatment and refining charges, concentrate freight charges, and metal deductions. Metal sales in the second quarter of 2006 consisted of 73,873 ounces of gold and 19.2 million pounds of copper, compared with 61,842 ounces of gold and 18.0 million pounds of copper in the second quarter of 2005. During the second quarter of 2006, the price of gold on the London Bullion Market averaged $627 per ounce (2005 – $427) and the price of copper on the London Metal Exchange averaged $3.27 per pound (2005 – $1.54). The net realized metal prices received on sales in the second quarter of 2006 were approximately $568 per ounce of gold and $3.13 per pound of copper, compared with $385 per ounce and $1.54 per pound in the second quarter of 2005.

Q2/2006 Interim Report	| 2

In the second quarter of 2006, the Corporation reduced its gold forward sales position by 55,000 ounces by settling forward contracts for cash consideration of $18,693,000. This hedge reduction was less than the 100,250 ounce reduction that occurred during the same period of 2005 although the percentage reduction was approximately the same. A total of $4,688,000 in gold hedging losses were amortized in the second quarter of 2006 and as at June 30, 2006 an unamortized deferred hedging loss of $15,754,000 (of which $13,049,000 is included in current assets) was recorded for certain gold forward sales contracts that were closed out prior to their original settlement dates. This deferred hedging loss will be brought into earnings over the period that the related forward sale contracts were originally scheduled for settlement. The Corporation’s gold hedging activities reduced the realized price of gold sold during the most recent quarter by $59 per ounce, compared with $43 per ounce in the corresponding quarter one year ago. In the second quarter of 2006, the Corporation entered into forward sales and purchase contracts with a major financial institution to fix the price of copper delivered prior to June 30, 2006 for which final settlement has not occurred. A total volume of 8,125 metric tonnes of copper were sold forward during the second quarter using LME contracts maturing from June 2006 through November 2006 at an average forward price of $3.13 per pound.

The cost of sales in the second quarter of 2006 was $56,884,000 compared with the corresponding period last year when the cost of sales was $46,228,000. The cost of sales in 2005 reflects the reclassification of certain marketing costs that were previously netted against revenues, as described earlier in this section. Cost of sales was higher in the most recent quarter than it was in the corresponding period of 2005 due to higher sales of gold and copper, higher treatment, refining and freight charges for concentrate and the strengthening Canadian dollar.

Administrative and general expenses totaled $1,580,000 in the second quarter of 2006 compared to a total of $1,006,000 recorded in the corresponding period of 2005. The higher expense in the current quarter was the result of increased spending on regulatory and legislative compliance costs primarily related to the Corporation’s Sarbanes–Oxley 404 compliance project and additional administration costs that are being incurred at the Young–Davidson property which was acquired in November 2005.

Depreciation and depletion expenses in the second quarter were $7,101,000 compared to $8,589,000 during the corresponding period of 2005. The depreciation and depletion expense for the most recent quarter was lower than it was in the same quarter one year ago due to a 30% decrease in the amount of ore mined from the open pit which more than offset an increase in the amortization rate resulting from 2005 capital investments.

The Corporation recorded net interest income of $702,000 in the second quarter of 2006 compared to a net interest expense of $493,000 in the corresponding quarter of 2005. Since the Corporation repaid its credit facility on February 15, 2006, the interest income it receives on its cash balances has begun to exceed the small interest expense arising from capital leases for mobile equipment at Kemess. Interest income is expected to continue to grow in future quarters as the Corporation’s cash balances continue to increase.

Exploration costs in the second quarter were $2,043,000 compared with $949,000 in the comparable period of 2005. The higher exploration expense in the most recent quarter was the result of the diamond drilling program at the Young–Davidson property acquired in November 2005. Exploration expenses are expected to continue at the second quarter pace in the third quarter of 2006 and increase in the fourth quarter when the underground exploration program at the Young–Davidson property is expected to commence.

Other expenses during the second quarter of 2006 included two non-recurring items. The first item was a $5,000,000 expense relating to an out of court settlement reached in a suit brought by the Regional Water Control Board for the Central Region of California against Northgate and twenty other parties alleging environmental violations in connection with an inactive gold mine in Tuolumne County, California, known as the Jamestown Mine.
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In its settlement agreement, Northgate agreed to make a payment to a trust fund that will supervise additional remediation at the Jamestown site. In exchange for this payment, the Corporation was released from all known and unknown claims related to the Jamestown Mine and dismissed from the lawsuit with prejudice. The second item was a combination of expenses and accrued liabilities stemming from the Corporation’s unsuccessful offer to purchase all the outstanding shares of Aurizon Mines Ltd. and the related decision by the British Columbia Court of Appeal.

Capital expenditures during the second quarter of 2006 totaled $2,331,000 compared to $3,263,000 in the corresponding period of 2005. Capital expenditures in the most recent quarter were primarily devoted to ongoing construction of the tailings dam and the Kemess North project, whereas expenditures in the second quarter one year ago included additional amounts devoted to the purchase of small equipment for the Kemess mine and the mill.
Selected Quarterly Financial Data
(expressed in thousands of US dollars except per share data)
	2006 Quarter Ended		2005 Quarter Ended				2004 Quarter Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Revenue	$ 114,695	$ 85,059	$ 95,651	$ 64,631	$ 54,461	$ 42,559	$ 64,418	$ 62,042
Earnings (loss)	$ 56,162	$ 21,735	$ 37,857	$ 8,765	$ (3,342)	$ (10,393)	$ 12,205	$ 10,053
Earnings (loss) per share
Basic	$ 0.26	$ 0.10	$ 0.18	$ 0.04	$ (0.02)	$ (0.05)	$ 0.06	$ 0.05
Diluted	$ 0.25	$ 0.10	$ 0.18	$ 0.04	$ (0.02)	$ (0.05)	$ 0.06	$ 0.05

Non-GAAP Measure

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian GAAP measures and they may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.
(Expressed in thousands of US$,	Quarter Ended
except per ounce amounts)	June 30
	2006	2005

Gold production (ounces)	76,127	59,352
Cost of sales	$56,884	$46,228
Change in concentrate inventory	(358)	(562)
Gross copper & silver revenue	(59,906)	(27,466)
Total cash cost	$(3,380)	$18,200
Cash cost per ounce	$(44)	$307

Q2/2006 Interim Report	| 4

YOUNG-DAVIDSON EXPLORATION UPDATE

A total of 18,000 metres of surface based diamond drilling has been completed since the start of the current drilling program at the Young–Davidson property in Ontario. The goal of the surface based drilling program is to outline the broad extent of the mineralization at Young–Davidson with a target of doubling the original underground inferred resource. This year’s drill program has significantly expanded the Lower Boundary zone and the Lower YD zone and holes drilled in adjacent areas have demonstrated that the gold mineralization is widespread (Figure 1). Assays in holes drilled into extensions of the Lower Boundary zone have returned gold assays that are consistent with or exceed the historic resource grade with true thicknesses of up to 71 metres. The best intersection thus far was 8.92 g/t over 56.5 metres true thickness in Hole YD06–1B. The surface based exploration program at Young–Davidson is expected to continue for the next 18 months using four drilling rigs.

Figure 1: Young-Davidson Property (Vertical, North Looking, Longitudinal Section)

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On the basis of the very encouraging exploration results so far, Northgate’s board of directors recently approved the expenditure of $22 million over the next 24 months for an underground exploration program designed to move large portions of the ore resources at the property into various reserve categories. The underground drilling program will involve driving a ramp down 450 metres and dewatering the existing No. 2 shaft on the property in order to gain underground access areas of the deposit for closer spaced diamond drilling. General infrastructure and ramp development is scheduled to begin in the fourth quarter of 2006 and underground drilling is expected to commence in the second half of 2007.

Figure 2: Underground Exploration Schematic

KEMESS CLAIMS EXPLORATION RESULTS

Exploration drilling on the Kemess claim package is focused to the east of Kemess North below barren cover rocks as shown in the longitudinal section (Figure 3). Drilling in late 2005 (Press Release November 24, 2005) identified a substantial mineralized system 300 meters east of Kemess North. Since early June, the company has completed 4,300 metres of drilling in nine holes. Hole KH–06–03, a one km step out from Kemess North intersected 226 metres grading 0.18 g/t Au and 0.21% Cu in the same host rock as Kemess North with similar alteration style and intensity. This is either a new porphyry system or the Kemess North mineralizing system is substantially bigger than previously appreciated. Follow up holes are planned that will be collared at much lower elevations than KH–06–03 as this mineralization started at a hole depth of 302 metres.

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Figure 3: 2006 Kemess North Offset Area (Vertical, North Looking, Longitudinal Section)

KEMESS NORTH UPDATE

On June 30th, the Kemess North Project Review Panel provided guidance on the adequacy of the information and analysis provided in Northgate’s Environmental Impact Assessment and associated submissions. The Panel has indicated that it is satisfied that key sections of the EIA pertaining to the proposed development of mine and milling infrastructure, tailings and waste rock impoundment studies, archeological and historic land use studies are sufficient to proceed to the public hearing phase of the review process. The Panel requested supplemental information and clarification in a number of areas, primarily pertaining to fisheries habitat and compensation plans. This information is being compiled for submission to the Panel in early September. Providing this information is submitted on schedule, the Panel has tentatively scheduled public hearings to begin on October 30th. These hearings will last for 45 days and then the panel will have 60 days to produce their final report.

FIRST NATIONS COOPERATION AGREEMENT

On June 15, 2006 Northgate Minerals Corporation and the Tse Keh Nay (3 Nations) announced that they that they had signed a Cooperation Agreement related to the operation of Northgate’s existing Kemess South mine in Northern British Columbia. In the Agreement, the Tse Keh Nay (3 Nations) consisting of the Takla, Tsay Keh Dene and Kwadacha First Nations agreed to formally respect the rights and interests of Northgate to operate the Kemess South Mine within the traditional territories of the Tse Keh Nay. In exchange for this recognition, Northgate agreed to respect the Tse Keh Nay’s rights in the area and to provide funding to the Tse Keh Nay in the amount of Cdn$1,000,000 per year over the remaining Kemess South mine life. This funding will be used to benefit the Tse Keh Nay member communities.

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OUTLOOK

Northgate’s outstanding financial and operating results speak for themselves. Given the current commodity price environment, we expect results for the balance of 2006 to be equally impressive. We are all sincerely disappointed that Aurizon’s management chose not to allow their shareholders to vote on an offer that provided them with a substantial premium and the opportunity to participate in a stronger mid–tier gold mining company, however we have moved on, and are evaluating other growth opportunities that will create value for our shareholders. One positive outcome of our failed bid is the recognition by the marketplace that Northgate is committed to growth through accretive acquisitions. This recognition has brought with it a number of new corporate development opportunities which we are presently considering. At the same time, we are very pleased with the significant progress we are making on our internal growth initiatives at Young–Davidson and Kemess North.

President and CEO

Chairman
August 10, 2006

Note: This interim report includes certain "forward–looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward–looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward–looking statements generally can be identified by the use of forward–looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward–looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate’s expectations are disclosed under the heading "Risk and Uncertainties" in Northgate’s 2005 Annual Report and under the heading "Risk Factors" in Northgate’s 2005 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission on EDGAR (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward–looking statements whether as a result of new information, future events or otherwise.

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Interim Consolidated | Balance Sheets

(Expressed in thousands of United States dollars)	June 30	December 31
	2006	2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$71,190	$50,639
Concentrate settlements and other receivables	72,689	18,885
Inventory	18,189	15,019
Deferred hedging loss	13,049	4,561
	175,117	89,104

Other assets	14,504	14,117
Deferred hedging loss	2,705	--
Future income tax asset	32,815	15,000
Mineral property, plant and equipment	164,517	177,966
	$389,658	$296,187

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$47,287	$19,556
Current portion of capital lease obligations	4,105	4,215
Current portion of long-term debt	--	13,700
	51,392	37,471

Capital lease obligations	5,705	7,680
Provision for site closure and reclamation obligations	25,897	26,193
Future income tax liability	1,285	1,229
	84,279	72,573

SHAREHOLDERS' EQUITY (Note 2)
Common shares	199,024	195,565
Warrants	8,613	8,715
Contributed surplus	2,168	1,657
Retained earnings	95,574	17,677
	305,379	223,614
	$389,658	$296,187
The accompanying notes form an integral part of these financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Patrick D. Downey, Director

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Interim Consolidated | Statements of Operations

	Three months ended June 30		Six months ended June 30
(Expressed in thousands of US dollars) (unaudited)	2006	2005	2006	2005

Revenue	$114,695	$54,461	$199,754	$97,020

Cost of sales	56,884	46,228	105,054	86,665
Administrative and general	1,580	1,006	4,715	3,565
Depreciation and depletion	7,101	8,589	17,072	16,979
Interest expense (income)	(702)	493	(677)	1,045
Exploration	2,043	949	2,987	1,342
Currency translation losses (gains)	(2,092)	(25)	(2,411)	39
Accretion of site closure and reclamation costs	386	287	761	579
Other expense (income) (note 5)	8,412	(79)	8,383	(79)
	73,612	57,448	135,884	110,135
Earnings (loss) before income taxes	41,083	(2,987)	63,870	(13,115)
Income tax recovery (expense):
Current	(1,921)	(355)	(2,973)	(620)
Future (note 4)	17,000	--	17,000	--
	15,079	(355)	14,027	(620)
Net earnings (loss) for the period	$56,162	$(3,342)	$77,897	$(13,735)
Net earnings (loss) per share:
Basic	$0.26	$(0.02)	$0.36	$(0.07)
Diluted	$0.25	$(0.02)	$0.35	$(0.07)
Weighted average shares outstanding:
Basic	215,275,933	200,576,967	214,806,041	200,521,818
Diluted	226,972,597	200,576,967	219,516,937	200,521,818

Interim Consolidated | Statements of Retained Earnings (Deficit)
(Expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
(Expressed in thousands of US dollars) (unaudited)	2006	2005	2006	2005

Retained earnings (deficit) at beginning of period	$39,412	$(25,603)	$17,677	$(15,210)
Net earnings (loss) for the period	$56,162	$(3,342)	$77,897	$(13,735)
Retained earnings (deficit), end of period	$95,574	$(28,945)	$95,574	$(28,945)

The accompanying notes form an integral part of these financial statements.

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Interim Consolidated | Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
(Expressed in thousands of US dollars) (unaudited)	2006	2005	2006	2005

CASH PROVIDED BY (USED IN)
Operations
Earnings for the period	$56,162	$(3,342)	$77,897	$(13,735)
Non-cash items:
Depreciation and depletion	7,101	8,589	17,072	16,979
Unrealized currency translation losses (gains)	(241)	(172)	(343)	(265)
Accretion of site closure and reclamation costs	386	287	761	579
Amortization of deferred hedging loss	4,688	--	7,502	--
Amortization of deferred charges	75	374	414	599
Stock-based compensation	279	157	1,444	761
Future income tax recovery	(17,000)	--	(17,000)	--
Change in fair value of forward contracts	13,902	--	21,110	--
	65,352	5,893	108,857	4,918
Changes in non-cash operating working capital and other:
Concentrate settlements and other receivables	(41,139)	(787)	(53,804)	4,067
Inventories	(1,185)	151	(2,484)	(970)
Accounts payable and accrued liabilities	5,536	(1,001)	6,621	991
Settlement of forward contracts	(18,693)	(10,146)	(18,693)	(10,146)
Reclamation costs paid	(494)	--	(2,235)	--
	9,377	(5,890)	38,262	(1,140)
Investments
Purchase of other assets	--	--	(86)	--
Purchase of mineral property, plant and equipment	(2,331)	(3,263)	(4,267)	(6,759)
	(2,331)	(3,263)	(4,353)	(6,759)
Financing
Repayment of capital lease obligation	(941)	(1,224)	(2,085)	(2,438)
Repayment of long-term debt	--	(5,250)	(13,700)	(10,500)
Issuance of common shares	1,644	62	2,427	113
	703	(6,412)	(13,358)	(12,825)
Increase (decrease) in cash and cash equivalents	7,749	(15,565)	20,551	(20,724)
Cash and cash equivalents at beginning of period	63,441	44,098	50,639	49,257
Cash and cash equivalents, end of period	$71,190	$28,533	$71,190	$28,533
Supplementary Information:
Cash paid during the period for:
Interest	$98	$902	$732	$1,869

The accompanying notes form an integral part of these financial statements

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Notes to | Consolidated Financial Statements

Six months ended June 30, 2006 and 2005
(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

1.         Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation’s consolidated financial statements and the notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2005. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation’s consolidated financial statements for the year ended December 31, 2005. Certain prior year balances have been reclassified to conform to the current year presentation. For the period ended June 30, 2005, $25,456,000 was reclassified, increasing revenue and cost of sales.

2.         Shareholders’ Equity

(a)                Common shares
	Number of shares	Amount
Balance, December 31, 2005	214,011,246	$ 195,565

Issued in Q1 2006:
Pursuant to Employee Share Purchase Plan	45,027	102
On exercise of warrants	314,523	480
On exercise of options	386,800	490
Issued in Q2 2006:
Pursuant to Employee Share Purchase Plan	30,269	113
On exercise of warrants	10,202	27
On exercise of options	810,880	2,247
Balance, June 30, 2006 (unaudited)	215,608,947	199,024

(b)               Stock–based compensation

There were no options granted during the three months ended June 30, 2006 (2005 – 50,000). During the quarter ended June 30, 2006, $240,000 (2005 – $85,000) of stock–based compensation was recognized for options that vested during the quarter.

During the three months ended June 30, 2006, 810,880 options were exercised and 56,500 options were either cancelled or expired.

At June 30, 2006, there were 4,734,340 options outstanding, of which 2,197,140 were exercisable.

During the three months ended March 31, 2006, the Corporation granted a total of 1,352,000 (2005 – 1,205,000) options to employees, with a term of seven years. 1,217,000 of these options are exercisable at Cdn$2.60, 100,000 are exercisable at Cdn$2.52 and 35,000 are exercisable at Cdn$2.65. Twenty percent (242,000) of these options vested immediately and the balance will vest in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the quarter ended March 31, 2006 was $1,480,000 (2005 – $604,000). During the quarter ended March 31, 2006, $1,131,000 (2005 – $578,000) of stock–based compensation was recognized for options that vested during the quarter.

During the three months ended March 31, 2006, a total of 86,800 options were cancelled and 386,800 options were exercised.
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The fair value of the share options granted during 2006 was estimated using the Black–Scholes pricing model with the following assumptions:

	For Options	For Options	For Options	For Options
	Granted	Granted	Granted	Granted
	in Q2 2006	in Q2 2005	in Q1 2006	in Q1 2005
Risk-free interest rate	--	2.5%	4.1%	2.5%
Annual dividends	--	--	--	--
Expected stock price volatility	--	55%	60%	56%
Expected option life	--	3.5 years	5.0	3.5 years
Per share fair value of options granted (Cdn$)	--	$0.62	$1.42	$0.76

3.         Financial Instruments

During the quarter, the Corporation reduced its gold forward sales position by 55,000 (2005 – 100,250) ounces at a cost of $18,693,000 (2005 – $12,627,000). In accordance with Accounting Guideline 13, "Hedging Relationships", losses associated with the early settlement of contracts were deferred and are being amortized over the same period as the forward sales contracts were originally scheduled to be closed out. As at June 30, 2006, $15,754,000 ($13,049,000 in current assets) of the deferred hedging loss from early settlement of contracts remained deferred and will be amortized over the period that the forward sales contracts were originally scheduled to settle (July 2006 – December 2007).

At June 30, 2006, Kemess Mines Ltd. had remaining gold forward sales commitments with a major financial institution to deliver 84,000 ounces of gold at an average accumulated price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between November 30, 2006 and December 31, 2007. The unrealized loss on these forward contracts at June 30, 2006 was approximately $27,040,000.

At June 30, 2006, the Corporation had forward sales contracts with a major financial institution to fix the price for delivered copper for which final settlement has not occurred. A total volume of 13,700 metric tonnes of copper were sold forward using LME contracts maturing from July 2006 through November 2006 at an average forward price of $2.79 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Falconbridge under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark–to–market basis. The fair value of these contracts at June 30, 2006 was a net loss of $22,045,000.

4.         Future Income Taxes

On July 31, 2006, Northgate Minerals Corporation and three of its wholly owned subsidiaries completed a vertical amalgamation in order to simplify the group’s corporate structure and take advantage of a variety of tax synergies between Northgate’s Canadian-based assets. As a result of the amalgamation and the substantial increase in gold and copper prices and resulting increase in earnings, the Corporation determined that it was more likely than not that the Corporation will utilize available tax losses and other tax deductions and released $17,000,000 in valuation allowance for the Corporation’s future income tax assets. This release increased second quarter net earnings by the same amount.

5.         Commitments and Contingencies

In June 2006, the Corporation entered into a Cooperation Agreement with the Tse Keh Nay (3 Nations) related to the operation of Northgate’s existing Kemess South mine. The Corporation paid Cdn$500,000 on signing of the agreement and the Corporation will provide funding to benefit the Tse Keh Nay member communities in the amount of Cdn$1,000,000 per year over the remaining Kemess South mine life.

During the quarter, Northgate launched an unsolicited offer to purchase all the outstanding common shares of Aurizon Mines Ltd ("Aurizon"). On July 7, 2006, the Corporation withdrew its offer after the British Columbia Court of Appeal upheld a previous lower court injunction against Northgate’s offer. As a result of this ruling, Aurizon was awarded its costs and damages that are yet to be determined. The Corporation has accrued an estimate of these costs and damages as a charge against earnings in the second quarter of 2006.
13 |	Q2/2006 Interim Report

Our Corporate |
Information

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation’s principal assets are the 300,000–ounce per year Kemess South Mine in north–central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and the Young–Davidson property in northern Ontario with a total resource base of 1.5 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Shareholder Information	Toronto Office

Transfer Agent	Northgate Minerals Corporation
Shareholder enquiries relating to address changes and share certificates	18 King Street East
should be directed to:	Suite 1602
Toronto, Ontario
Computershare Investor Services	Canada M5C 1C4
510 Burrard Street	Telephone: (416) 363-1701
Vancouver, British Columbia	Facsimile: (416) 363-6392
Canada V6C 3B9
Telephone: (604) 661-0222	Kemess South Mine
Toll Free: 1-800-564-6253
Facsimile: (604) 669-1548	PO Box 3519
Smithers, British Columbia
Stock Exchange Listings	Canada V0J 2N0
Telephone: (604) 881-8400
The Toronto Stock Exchange	Facsimile: (604) 881-8418
Stock Symbol: NGX
Warrant Symbols: NGX.WT / NGX.WT.A	Young–Davidson Project
PO Box 187
The American Stock Exchange	Matachewan, Ontario
Stock Symbol: NXG	Canada P0K 1M0
Facsimile: (705) 565-2531
Shareholders and investors requiring additional
information should contact the Corporation at
(604) 681-4004 or by email at ngx@northgateminerals.com,
or visit our website at www.northgateminerals.com.

Corporate Offices

Northgate Minerals Corporation
815 Hornby Street
Suite 406
Vancouver, British Columbia
Canada V6Z 2E6
Telephone: (604) 681-4004
Facsimile: (604) 681-4003

Selected Quarterly Financial Data

	2006 Quarter Ended		2005 Quarter Ended				2004 Quarter Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Gold Production (ounces)	76,127	77,634	94,405	75,665	59,352	50,540	94,673	79,311
Copper Production (000s lbs)	18,071	22,282	24,701	16,917	17,427	14,677	23,856	18,712
Cash Cost ($/ounce)	$ (44)	$ 27	$ 59	$ 194	$ 307	$ 366	$ 111	$ 129

Printed in Canada

Northgate Minerals Corporation
815 Hornby Street
Suite 406
Vancouver, British Columbia
Canada V6Z 2E6

Tel: (604) 681-4004
Fax: (604) 681-4003

www.northgateminerals.com